MML Distributors, LLC

Statement of Financial Condition
As December 31, 2024
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-48203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MML DISTRIBUTORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1295 State Street
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Rispoli	413-744-5008	frispoli68@massmutual.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

60 South Street	Boston	MA	02111
(Address)	(City)	(State)	(Zip Code)

10-20-2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Rispoli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MML Distributors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

SARA DION
Notary Public
Connecticut
My Commission Expires Oct 31, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MML Distributors, LLC

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition as of December 31, 2024	2
Notes to Statement of Financial Condition	3-9



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged with Governance
MML Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

Boston, Massachusetts
February 20, 2025

MML Distributors, LLC

Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

Assets

Cash and cash equivalents	$	2,160
Receivables from brokers or dealers		5,768
Receivables from related parties		1,037
Prepaid expenses and other assets		230
Total assets	$	9,195

Liabilities and Equity

Payables to related parties	$	6,839
Trail commissions payable		42
Accounts payable and accrued expenses		24
Total liabilities		6,905
Members' equity		16,525
Accumulated deficit		(14,235)
Total equity		2,290
Total liabilities and equity	$	9,195

The accompanying notes are an integral part of this financial statement.

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

1. Organization

MML Distributors, LLC (the "Company") is a Connecticut limited liability company organized on November 10, 1994. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual") with a 99% interest, and MassMutual Holding LLC, whose sole member is MassMutual, with a 1% interest. The Company's primary purpose is to provide principal underwriting, distribution, and other broker-dealer services to MassMutual and its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico, and the District of Columbia.

On December 31, 2020, MassMutual completed the sale of its retirement plan business to Great-West Life & Annuity Insurance Company (a.k.a. Empower). The Company continued to provide distribution services associated with these retirement plans through 2024.

2. Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its operating cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2024, there was $2,085 invested in money market mutual funds, which are classified as Level 1 in the fair value hierarchy.

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

Revenue Recognition and Related Expense

The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This arises when there are no significant uncertainties with the transaction price. When variable consideration is included in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and its susceptibility to factors outside of the Company's control, such as market volatility or the actions of its customers (see Note 3).

Fair Value of Financial Instruments

The reported carrying values of financial instruments (including cash equivalents, receivables, and payables), approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. The Company has no uncertain tax positions.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

New Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which was effective for annual periods beginning after December 15, 2023. This guidance requires the disclosure of segment information by all public entities, including entities with only one segment, and enhances disclosures over significant segment expenses. The Company adopted this guidance effective January 1, 2024 (see Note 4).

3.   **Revenue from Contracts with Customers**

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commission revenue is earned as the broker-dealer intermediary for the administration, supervision, underwriting, and distribution of variable products and mutual funds issued by MassMutual through sales agreements with third-party independent broker-dealers. This revenue, as well as the related commission costs to fulfill, is recorded at a point in time as the performance obligation is satisfied when the variable product is issued or renewed (see Note 4). Commissions payable to the independent broker-dealers associated with the variable product sales is accrued concurrently using the actual payout rate.

Trail commission revenue, which represents asset-based 12b-1 service fees earned by the Company from open-end mutual fund companies, as well as insurance carriers for variable annuities, are determined based upon a percentage of average assets under management and represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company uses the same measure of progress to determine consideration. Trail revenues are a form of variable consideration since the fees the Company is entitled to vary based upon the customer maintaining assets in their account. Related commission expenses are recognized as the revenue is earned. The Company estimates its accruals for revenues earned in based upon historical cash receipts or assets under management in current and prior periods, as applicable.

Distribution fees represent fees paid to the Company by MassMutual in connection with underwriting and servicing related to the promotion, offering, marketing, and distribution of MassMutual proprietary variable products. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. Fees are calculated based on actual expenses incurred and are billed and received monthly in the month the services are performed (see Note 5).

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

Contract Assets

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment.

The Company recorded the following contract assets at December 31, 2024 and 2023:

	2024	2023
Trail commissions receivable from brokers or dealers	$ 5,768	$ 5,527
Commissions receivable from related parties	1,037	934
Total contract assets	**$ 6,805**	**$ 6,461**

Changes in contract assets are the result of ordinary business activities.

Contract Costs

The Company recorded the following contract liabilities at December 31, 2024 and 2023:

	2024	2023
Trail commissions payable to related parties	$ 6,763	$ 6,728
Commissions payable to brokers or dealers	42	33
Total contract liabilities	**$ 6,805**	**$ 6,761**

Changes in contract liabilities are the result of ordinary business activities.

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

4. **Segment Reporting**

The Company operates in a single line of business, that of a securities broker-dealer providing products and services to its customers (see Note 3). The Company has identified its President as the chief operating decision maker (CODM), who manages and evaluates the Company's business activities using information of the Company as a whole, including actual and forecasted net income. In addition, the CODM uses excess net capital (see Note 6) to make operational decisions and ensure capital adequacy (see Note 5). The accounting policies used to measure the net income of the segment are the same as those described in the summary of significant accounting policies (see Note 2). As the Company's operations constitute a single operating segment, other segment items are reflected in the Statement of Financial Condition.

5. **Related-Party Transactions and Agreements**

Through underwriting and service agreements, the Company is a principal underwriter of certain variable life insurance contracts issued by MassMutual and its wholly-owned subsidiary, C.M. Life Insurance Company ("C.M. Life"). In addition, the Company is placement agent for certain unregistered private placement life insurance contracts issued by MassMutual. , In 2024, the Company earned commission revenues that it reallowed to broker-dealers with which it had entered into selling agreements. Receivables from MassMutual and C.M. Life collectively as of December 31, 2024 were $42 related to the above agreements.

The Company is also principal underwriter of registered group variable annuities issued by the Talcott Resolution Life Insurance Company (formerly known as the Hartford Life Insurance Company). The Company earned commission revenue and incurred distribution support costs from MassMutual. Receivable from MassMutual as of December 31, 2024 was $995 related to this agreement.

The Company is party to a Broker-Dealer Servicing Agreement with MassMutual whereby the Company provides broker-dealer services in connection with the purchase and sale of investment company shares for executive benefit products. In 2024, the Company recorded Trail commissions related to these programs and incurred distribution support costs from services provided by MassMutual equal to these revenues.

The Company is party to a Broker-Dealer Servicing Agreement with MassMutual whereby the Company continues to maintain selling agreements with certain mutual fund companies to receive trail commission payments on mutual fund products that MassMutual sold to Empower while the related selling agreements are transitioned to Empower. In 2024, the Company recorded unaffiliated trail commissions related to these programs and incurred distribution support costs from services provided by MassMutual equal to these revenues.

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

In addition, the Company has Principal Underwriter Agreements with the MassMutual Premier Funds, the MassMutual Select Funds, and the MassMutual Advantage Funds, as well as Distribution Agreements with certain share classes of the MML Series Investment Fund, and the MML Series Investment Fund II (together, the "Funds"). The Funds are available for the investment of assets in various separate investment accounts established by MassMutual and C.M. Life. In 2024, the Company earned trail commissions and commissions related to these programs and incurred distribution support costs from services provided by MassMutual equal to these revenues.

The Company, MML Investors Services, LLC ("MMLIS"), and MML Strategic Distributors, LLC are wholly owned subsidiaries of MassMutual and have a reciprocal agreement whereby they mutually agree to reimburse each other for the amount of any 12b-1 fees inadvertently paid to either firm by the Fund Companies.

Pursuant to the distribution agreements noted above with MassMutual and C.M. Life, the Company is compensated for expenses it incurs.

The Company has administrative services agreements with MassMutual and MMLIS, which provide for the performance by MassMutual and MMLIS of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Payables to Related Parties

Payables to related parties consist of the following as of December 31, 2024:

Distribution costs due to MassMutual	$ 6,763
Management fees due to MassMutual	75
Management fees due to MMLIS	3
Distribution fees due from MassMutual	(2)
Payables to related parties	**$ 6,839**

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on a periodic basis to ensure that adequate capital is maintained.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands)

6.   **Regulatory Requirements**

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory requirements. The Company has elected to operate under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2024, the Company had net capital of $2,022, which was $1,772 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

7.   **Broker's Bond**

The Company carries a broker's blanket fidelity bond in the amount of $600. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

8.   **Litigation and Regulatory Inquiries**

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization. The company did not incur any loss contingencies, penalties, or fines in 2024.

9.   **Subsequent Events**

The Company has evaluated subsequent events through February 20, 2025, the date the financial statement was available to be issued, and no events have occurred subsequent to the balance sheet date and before the ate of evaluation that would require recognition or disclosure.